Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 7 DATED NOVEMBER 8, 2011
TO THE PROSPECTUS DATED APRIL 29, 2011

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated April 29, 2011 (the “Prospectus”) and Supplement No. 6 dated October 25, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To update disclosures in the Management Section of the Prospectus and

B. To update disclosures in the Our Real Estate Investments Section of the Prospectus.

A. Updates to the Management Section

Our board of directors of Hines Global elected the following persons to the following positions effective as of November 1, 2011:

•
Sherri W. Schugart served as the Chief Financial Officer for us and the general partner of our Advisor, but tendered her resignation of these positions, effective as of November 1, 2011, in connection with the new appointments that were made by our board of directors. Ms. Schugart was elected to serve in the position of Chief Operating Officer for us and the general partner of our Advisor, effective November 1, 2011.

•
Ryan T. Sims served as the Chief Accounting Officer for us and the general partner of our Advisor, but tendered his resignation of these positions, effective as of November 1, 2011, in connection with the new appointments that were made by our board of directors. Mr. Sims was elected to serve in the position of Chief Financial Officer and Secretary for us and the general partner of our Advisor, effective November 1, 2011.

•
J. Shea Morgenroth was elected to serve in the position of Chief Accounting Officer and Treasurer for us and the general partner of our Advisor. Prior to November 1, 2011, Mr. Morgenroth served as Senior Controller for us and our Advisor.

    In addition, Frank R. Apollo served as Senior Vice President – Finance; Treasurer and Secretary for us and the general partner of our Advisor but tendered his resignation of certain of these positions, effective as of November 1, 2011, in connection with the new appointments that were made by our board of directors. Mr. Apollo will continue his role as Senior Vice President – Finance of the general partner of our Advisor and as Director and Senior Vice President – Finance; Treasurer and Secretary of the Dealer Manager.

Below are revisions to certain disclosures in our Prospectus as a result of the organizational changes described above.

1. The table on page 51 of the Prospectus under the caption, "Our Officers and Directors," is hereby deleted and replaced in its entirety with the following:

Name	Age	Position and Office with Hines Global
Jeffrey C. Hines	55	Director and Chairman of the board of directors
C. Hastings Johnson	62	Director
Charles M. Baughn	56	Director
Jack L. Farley	46	Independent Director
Thomas L. Mitchell	50	Independent Director
John S. Moody	62	Independent Director
Peter Shaper	45	Independent Director
Charles N. Hazen	50	President and Chief Executive Officer
Sherri W. Schugart	46	Chief Operating Officer
Ryan T. Sims	40	Chief Financial Officer and Secretary
Edmund A. Donaldson	41	Chief Investment Officer
Kevin L. McMeans	46	Asset Management Officer
J. Shea Morgenroth	36	Chief Accounting Officer and Treasurer

2.  The following information supersedes and replaces the paragraphs describing the experience of  Sherri W. Schugart and Ryan T. Sims on pages 54 through 56 of the Prospectus:

    Sherri W. Schugart. Ms. Schugart joined Hines in 1995. Effective November 1, 2011, Ms. Schugart was elected to serve in the position of Chief Operating Officer for us and the general partner of our Advisor. Effective November 1, 2011, Ms. Schugart was also elected to the position of Chief Operating Officer of Hines REIT, the general partner of its advisor and the Core Fund. In this capacity, she is responsible for the execution of each entity’s business plan and oversight of day-to-day business operations, including issues related to portfolio strategy, asset management and all other operational and financial matters of each entity. Prior to this time, Ms. Schugart served as the Chief Financial Officer for us and the general partner of our Advisor since their inception in December 2008. Ms. Schugart also served as the Chief Financial Officer for Hines REIT and the general partner of its advisor since August 2003 and the Chief Financial Officer of the Core Fund since July 2004. In these roles, her responsibilities included oversight of financial and portfolio management, equity and debt financing activities, investor relations, accounting, financial reporting, compliance and administrative functions in the U.S. and internationally. She has also been a Senior Vice President of the general partner of Hines since October 2007 and has served as a director of the Dealer Manager since August 2003. Prior to holding these positions she was a Vice President in Hines Capital Markets Group raising equity and debt financing for various Hines investment vehicles in the U.S. and internationally. Ms. Schugart has been responsible for arranging more than $8.0 billion in equity and debt for Hines’ public and private investment funds. Prior to joining Hines, Ms. Schugart spent eight years with Arthur Andersen LLP, where she managed both public and private clients in the real estate, construction, finance and banking industries. She holds a Bachelor of Business Administration degree in Accounting from Southwest Texas State University.

    Ryan T. Sims. Mr. Sims joined Hines in August 2003. Effective November 1, 2011, Mr. Sims was elected to serve in the position of Chief Financial Officer and Secretary for us and the general partner of our Advisor. Effective November 1, 2011, Mr. Sims was also elected to the position of Chief Financial Officer and Secretary of Hines REIT, the general partner of its advisor and the Core Fund. In these positions, Mr. Sims will be responsible for the oversight of financial operations, equity and debt financing activities, investor relations, accounting, financial reporting, tax, legal, compliance and administrative functions in the U.S. and internationally. Prior to this time, Mr. Sims served as the Chief Accounting Officer for us and the general partner of our Advisor since their inception in December 2008. Mr. Sims also served as the Chief Accounting Officer for Hines REIT, the general partner of its advisor and the Core Fund since April 2008. In these roles, he was responsible for the oversight of the accounting, financial reporting and SEC reporting functions, as well as the Sarbanes-Oxley compliance program in the U.S. and internationally. He was also responsible for establishing the companies’ accounting policies and ensuring compliance with those policies in the U.S. and internationally. He has also previously served as a Senior Controller for Hines REIT and the general partner of its advisor from August 2003 to April 2008 and the Core Fund from July 2004 to April 2008. Prior to joining Hines, Mr. Sims was a manager in the audit practice of Arthur Andersen LLP and Deloitte & Touche LLP, serving clients primarily in the real estate industry. He holds a Bachelor of Business Administration degree in Accounting from Baylor University and is a certified public accountant.

3.  The following paragraph is hereby inserted immediately following the biographical information of Ryan T. Sims on page 56 of the Prospectus:

    J. Shea Morgenroth. Mr. Morgenroth joined Hines in October 2003. Mr. Morgenroth was elected to serve in the position of Chief Accounting Officer and Treasurer for us and the general partner of our Advisor effective November 1, 2011. Mr. Morgenroth was also elected to the position of Chief Accounting Officer and Treasurer of Hines REIT and the general partner of its advisor effective as of November 1, 2011. In these roles, Mr. Morgenroth will be responsible for the oversight of the treasury, accounting, financial reporting and SEC reporting functions, as well as the Sarbanes-Oxley compliance program in the U.S. and internationally. Prior to this time, Mr. Morgenroth served as a Senior Controller for us and the general partner of our Advisor since their inception in December 2008 and for Hines REIT and the general partner of its advisor since January 2008 and as a Controller for Hines REIT and its advisor from October 2003 to January 2008. In these roles, he was responsible for the management of the accounting, financial reporting and SEC reporting functions. Prior to joining Hines, Mr. Morgenroth was a manager in the audit practice of Arthur Andersen LLP and Deloitte & Touche LLP, serving clients primarily in the real estate industry. He holds a Bachelor of Business Administration degree in Accounting from Texas A&M University and is a certified public accountant.

4. The table on page 64 under the caption, "Our Advisor and Our Advisory Agreement," of the Prospectus is hereby deleted and replaced in its entirety with the following:

Name	Age	Position and Office with the General Partner of our Advisor
Jeffrey C. Hines	55	Chairman of the Managers
C. Hastings Johnson	62	Manager
Charles M. Baughn	56	Manager
Charles N. Hazen	50	President and Chief Executive Officer
Sherri W. Schugart	46	Chief Operating Officer
Ryan T. Sims	40	Chief Financial Officer and Secretary
Edmund A. Donaldson	41	Chief Investment Officer
Frank R. Apollo	44	Senior Vice President – Finance
Kevin L. McMeans	46	Asset Management Officer
J. Shea Morgenroth	36	Chief Accounting Officer and Treasurer

5.  The paragraph describing the experience of Frank R. Apollo on page 55 of the Prospectus is hereby deleted in its entirety. In addition, the sentence following the table on page 79 of the Prospectus under the caption, "The Dealer Manager," is hereby deleted and replaced in its entirety with the two paragraphs below:

    Please see "Management – Our Officers and Directors" for the biographies of Messrs. Baughn and Hazen and Ms. Schugart.

   Frank R. Apollo. Mr. Apollo joined Hines in 1993. Mr. Apollo has served as Senior Vice President — Finance for the general partner of our Advisor and the general partner of the advisor of Hines REIT since December 2008 and April 2008, respectively. From December 2008 through November 1, 2011, Mr. Apollo also served as the Treasurer and Secretary for us and our Advisor. He was also the Treasurer and Secretary for Hines REIT and the general partner of its Advisor and Senior Vice President — Finance of the Core Fund from April 2008 when he was elected to these positions until November 1, 2011. In these roles, he was responsible for overseeing portfolio financial management, debt financings, treasury and liquidity management and legal and corporate governance in the U.S. and internationally. He served as Chief Accounting Officer, Treasurer and Secretary for Hines REIT from August 2003 to April 2008 and Chief Accounting Officer of the Core Fund from July 2004 to April 2008. His responsibilities in these positions included accounting, financial reporting, legal and corporate governance in the U.S. and internationally. He has also served as a Vice President of the general partner of Hines since 1999 and as the Senior Vice President, Treasurer and Secretary of our Dealer Manager since April 2008 and, as a result, is responsible for all financial operations of our Dealer Manager. Prior to holding these positions, Mr. Apollo served as the Vice President, Treasurer and Secretary of our Dealer Manager from August 2003 through April 2008 and as the Vice President and Corporate Controller responsible for the accounting and control functions for Hines’ international operations, the Vice President and Regional Controller for Hines’ European Region and the director of Hines’ Internal Audit Department. Before joining Hines, Mr. Apollo was an audit manager with Arthur Andersen. He graduated from the University of Texas with a B.B.A. in Accounting, is a certified public accountant and holds Series 28 and 63 securities licenses.

B. Updates to the Our Real Estate Investments Section

The table on page 89 of the Prospectus concerning scheduled lease expirations for all our properties in which we owned an interest as of December 31, 2010 is hereby deleted and replaced in its entirety with the following:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases (1)	Percent of Total Annual Base Rental Income
Vacant	—	62,977	2.3%	$—	—
2011	6	145,334	5.3%	$304,577	0.7%
2012	3	107,952	3.9%	$1,667,386	3.6%
2013	11	147,192	5.4%	$1,813,895	3.9%
2014	8	44,473	1.6%	$1,306,026	2.8%
2015	10	40,832	1.5%	$678,997	1.5%
2016	10	1,280,008	46.8%	$12,167,153	26.3%
2017	4	83,641	3.1%	$747,908	1.6%
2018	7	83,892	3.1%	$2,001,637	4.3%
2019	2	456,319	16.7%	$18,787,298	40.5%
2020	5	16,355	0.6%	$389,738	0.8%
Thereafter	13	264,719	9.7%	$6,506,700	14.0%